1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC August 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — September 10, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for August 2008: on an unconsolidated basis, sales were NT$30,995 million, an increase of 0.4 percent over July 2008 and an increase of 6.2 percent over August 2007. Revenues for January through August 2008 totaled NT$232,689 million, an increase of 19.8 percent compared to the same period in 2007.
On a consolidated basis, net sales for August 2008 were NT$31,850 million, an increase of 0.1 percent over July 2008 and an increase of 6.1 percent over August 2007. Revenues for January through August 2008 totaled NT$239,281 million, an increase of 20.1 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)
Net Sales	2008*	2007	Increase (Decrease) %
August	30,995	29,199	6.2
January through August	232,689	194,163	19.8

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):

(Unit: NT$ million)
Net Sales	2008*	2007	Increase (Decrease) %
August	31,850	30,019	6.1
January through August	239,281	199,317	20.1

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
September 10, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Aug. 2008.
1) Sales volume (in NT$ thousand)

Period	Items	2008	2007
Aug.	Net sales	30,995,283	29,198,760
Jan.-Aug.	Net sales	232,689,001	194,162,909
2) Funds lent to other parties: None.
3) Endorsements and guarantees: None.
4) Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	14,184,371	26,520,935	—	—
	Mark to Market
	Profit/Loss	(208,882)	(535,467)	—	—
Expired Contracts	Notional Amount	14,764,666	250,171,986	—	—
	Realized Profit/Loss	(143,272)	1,082,816	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	436,580	—	—	—
	Mark to Market
	Profit/Loss	(1,376)	—	—	—
Expired Contracts	Notional Amount	3,446,405	—	—	—
	Realized Profit/Loss	(5,240)	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: September 10, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer